EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	August 9, 2011

Drilling Upgrades and Expands Gold Resources at Seabridge’s Courageous Lake Project
New results could add measurably to a mineral reserve estimate expected in second quarter of 2012

Toronto, Canada – Results from the first 10 infill core holes drilled this summer at Seabridge Gold’s 100% owned Courageous Lake Project are likely to expand and upgrade the project`s multi-million ounce gold resource. Another 38 infill holes will be drilled before the program ends this September.

This year’s $16 million program at Courageous Lake is designed to generate the data required to complete a Preliminary Feasibility Study (PFS) the second quarter of 2012. The drilling component of this program has four main objectives: (i) to upgrade inferred resources within the current FAT deposit pit plan by infill drilling, potentially qualifying them as reserves in the PFS; (ii) to complete geotechnical drilling required for pit slope and water management planning in the PFS; (iii) to condemn areas where project facilities will be located; and (iv) to look for new targets along the 53 kilometers of the Matthew’s Lake greenstone belt held by Seabridge.

Seabridge President Rudi Fronk commented that “the infill drilling this year is once again confirming the reliability of our resource model for the FAT deposit. Last year`s similarly-sized program upgraded 2.5 million ounces of inferred gold resources to higher categories and also added new resources. Based on the first 10 holes drilled this year, we expect a similar result, which will have a significant positive impact on the project.” An updated NI 43-101 compliant resource estimate is expected late this year incorporating the 2011 drilling results.

Assay results of the first ten infill holes drilled this year at Courageous Lake are as follows:

Drill Hole ID	Depth (meters)	From (meters)	To (meters)	Ore Domain	Length (meters)	Au Grade (g/t)
CL-129	408	171.7	195.5	5	23.8	1.81
		361.8	377.7	4	15.9	1.06
CL-130	408	132.9	144.0	5	11.1	4.20
		187.9	200.5	5	12.6	2.17
		316.3	328.5	4	12.2	1.08
		337.8	343.5	4	5.7	0.67
		384.0	391.0	4	7.0	0.99
CL-131	330	51.0	66.3	4	15.3	2.43
		118.3	131.5	3	13.2	2.66
		142.0	146.3	3	4.3	1.91
		176.5	181.5	3	5.0	1.19
		222.4	227.0	2	4.6	1.15
CL-132	399	273.7	282.0	5	8.3	3.53
		313.4	330.0	4	16.6	4.42
		347.0	375.0	4	28.0	1.48
		391.5	396.0	4	4.5	1.22

Drill Hole ID	Depth (meters)	From (meters)	To (meters)	Ore Domain	Length (meters)	Au Grade (g/t)
CL-133	276	24.5	30.5	5	6.0	0.71
		48.0	64.8	5	16.8	2.01
		115.1	119.5	5	4.4	2.66
		157.0	161.5	4	4.5	1.95
		170.0	201.0	4	31.0	1.57
		237.0	241.5	4	4.5	0.65
CL-134	213	15.0	23.7	5	8.7	1.33
		39.0	46.5	5	7.5	3.51
		61.2	73.2	5	12.0	4.01
		79.6	87.0	5	7.4	1.15
		142.5	146.7	4	4.2	1.68
		153.0	159.3	4	6.3	1.77
		177.0	179.5	4	2.5	3.63
		206.6	210.3	4	3.7	10.10
CL-135	501	234.0	241.3	5	7.3	4.33
		247.5	251.9	5	4.4	1.60
		267.0	286.5	5	19.5	1.54
		356.0	373.5	4	17.5	4.25
		378.0	384.0	4	6.0	1.55
		390.0	417.9	4	27.9	2.77
CL-136	375	90.0	94.5	5	4.5	1.37
		100.5	105.0	5	4.5	1.20
		186.0	194.3	4	8.3	2.96
		210.0	214.5	4	4.5	3.94
		250.5	261.0	4	10.5	1.50
CL-137	399	9.0	17.0	5	8.0	5.02
		23.0	28.0	5	5.0	2.99
		114.0	139.5	5	25.5	1.01
		182.5	185.6	4	3.1	10.1
		249.0	260.5	4	11.5	1.43
		344.2	349.5	3	5.3	0.68
		354.0	367.5	3	13.5	1.55
CL-138	324	122	131.5	5	9.5	0.79
		138.5	153.0	5	14.5	1.63
		289.5	301.0	4	11.5	4.02

Note: All assays have been capped at 10.0 grams per tonne gold. True thickness of the above reported intercepts are estimated to be approximately 85-90% of the reported interval.

The FAT deposit is in the Slave Province, an extensive geological terrain in Canada`s Northwest Territories. The deposit`s name is an acronym for its dominant rock type, Felsic Ash Tuff.  This gold occurrence, hosted by Archean greenstone rocks, was formed in a rhyolite/dacite dome complex that measures about 2km along strike and about 800m of stratigraphic section in width.  Although tuffaceous rocks are the most common in the deposit there are also clear intervals of clastic and chemical sedimentary rocks and a few late intrusions.

In constructing a geological model for resource estimation, unique stratigraphic intervals were defined and labeled as domains 1 through 9 and domain 14.  Each domain contains specific and unique tuff and sedimentary units arranged in particular stratigraphic sequences.  The defined geological domains are relics of the depositional environment in which they were formed.  Consequently, within these domains the style of rock types, hydrothermal alteration, vein occurrences and sulfide mineralogy are generally consistent across the length and breadth of each specific domain.  Distribution of gold within a domain and the surrounding rock is treated differently from other domains in resource modeling.  Although ten separate geological domains have been recognized in the FAT deposit, domains 3, 4 and 5 contain about 90% of the gold in the deposit.

Descriptions of the initial ten holes drilled this year at Courageous Lake are as follows:

CL-129: Collared in the west-central part of the FAT deposit, this east directed drill hole was designed to upgrade inferred resource blocks in zones 5 and 4. The hole intercepted a diverse package of felsic volcanic rocks including lapilli-rich, crystal-rich and ash tuff units. Sericite was the most common alteration style but locally abundant carbonate and chlorite alteration with sulfide replacement of lapilli fragments was also identified. Results from zone 4 were about as expected, however zone 5 contained a much broader zone of mineralization. New gold resources are expected to emerge from zone 5 and within zone 4 resource blocks will be upgraded to the indicated category.

CL-130: The hole was drilled to the east and designed to fill an untested gap in zone 5 and upgrade inferred resource blocks in zone 4 between other existing drill holes. At 10.5 meters the hole encountered lapilli and ash tuff with variable sericite alteration. In zone 5 more tuffaceous material then usual was intersected, with the width of grade intervals about as expected but at much higher grades.  Zone 4 contained narrower zones at average grades.  Inferred blocks should be upgraded from zone 4 and new resources are expected from zone 5.

CL-131: Collared in the central part of the deposit targeting the shallow parts of zones 4, 3 and 2 with the intent of upgrading inferred resource blocks. This hole encountered lapilli tuff through zones 4 and 3 then passing into textureless ash tuff below 175 meters at the top of zone 3 and into zone 2. Sericite and silica-sericite alteration dominate throughout the mineralized zones. Zones 4 and 3 contained broader and higher grade zones than predicted in these shallow parts of the resource model. Grades in zone 2 were about as predicted but shifted west of the projected interval. This hole will fill the gap of inferred blocks in the shallow parts of zones 4 and 3 and should extend grades deeper in zone 2.

CL-132: Drilled from west to east in the south-central part of the FAT deposit, the hole was designed to upgrade inferred resource blocks in zones 5 and 4. This drill hole intersected several fault and fracture zones within a lapilli tuff package. Sericite alteration is dominant in the tuff units whereas silica alteration characterizes the broken fault zones. Results from zone 5 indicate that the grades within the mineralized zone split into two discreet bands that will modify our resource model in this area. Continuity of grades was established in zone 4 between surface and underground drill holes along this section. Results from this hole will upgrade inferred resource blocks in both zones and establish better control on metal distribution in the deposit.

CL-133: Designed to upgrade the shallow parts of zones 5 and 4, the hole was drilled from the west in the south central part of the deposit. Lapilli tuff with sericite alteration is the bulk of the rock encountered in the drill hole and is typical of these mineralized zones. In zone 5, three discreet intervals were intersected with the second zone containing much better grade than predicted and the third zone was unexpected. Zone 4 encountered an unexpected interval at about 156 meters, but the remaining part of the zone indicates grades are diminishing toward the surface.  The hole was successful in both zones 5 and 4 in upgrading inferred resource blocks and confirming the absence of significant mineralization near the surface as predicted.

CL-134: Collared in the south central part of the deposit and drilled to the east, the hole was designed to extend and upgrade resources in the shallow parts of zones 5 and 4. The hole encountered lapilli tuff with intense sericite alteration and local zones of silica or chlorite alteration. In zone 5 grades were above those predicted by the model. Zone 4 contained multiple intervals rather than the predicted continuous zone, but grades were about those predicted or higher.  Continuity of indicated blocks should be established in zone 4 and all categories of resource blocks should be increased in zone 5.

CL-135: The hole was designed to upgrade inferred blocks in zones 5, 4 and 3 within the designed pit limits and was drilled from west to east in the south central part of the deposit. The tuff lithologies encountered in each of the mineralized zones were as predicted, with intense sericite alteration throughout. In zone 5 multiple unexpected grade intervals were encountered and the predicted interval was broader and higher grade than anticipated. In the zones 4 and 3 results were about as expected. Inferred resources blocks should be converted to indicated classification along this section.

CL-136: Drilled in the southern part of the deposit and oriented to the east, it was designed to upgrade shallow inferred blocks in zone 5 and fill gaps in zones 4 and 3. Lithologies and textures were consistent with the modeled zones in this part of the deposit, though alteration was weaker than anticipated. Results from zone 5 were slightly lower grade than expected but will still upgrade and add blocks. Results from zone 4 were better than predicted, where only scattered low-grade mineralization was expected. In zone 3 only low-grade intercepts were encountered as predicted by the model. Overall this hole will upgrade inferred and add new indicated blocks to the model.

CL-137: Drilled from the west in the south-central part of the FAT deposit, this hole was designed to fill a gap in zone 5 and upgrade inferred blocks in zones 4 and 3. The hole encountered sericite altered felsic tuff units throughout its length. Textures of the tuff varied between lapilli-rich, lapilli-poor and block sized fragments, consistent with the styles of tuff identified in the mineralized zones. Results from zone 5 were not predicted in the current resource model. Zone 4 contained narrower or similar width intervals to that predicted but at much higher grade and zone 3 showed that grades had become slightly narrower and shifted eastward from the model prediction. This hole will upgrade inferred and add new resources to the model.

CL-138: Designed to upgrade inferred blocks in zone 5 and 4, this hole was drilled on an east orientation in the south central part of the deposit. Typical felsic tuffs with variable lapilli content and sericitic and silicic alteration were encountered in both mineral zones as expected. Mineralization in zone 5 exceeded expectations in both grade and width of the mineralized interval. The interval in zone 4 was narrower than expected but at more than twice the grade predicted. Overall this hole will upgrade inferred and add new resources to the model.

Courageous Lake’s current NI 43-101 compliant resource estimate is as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cutoff

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
12,584	2.52	1,020	77,582	2.31	5,762

Measured plus Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
90,166	2.34	6,782	63,053	2.24	4,541

National Instrument 43-101 Disclosure

Exploration activities by Seabridge Gold at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. A rigorous quality control/quality assurance protocol is being employed during the 2011 Courageous Lake drill program including blank and certified reference standards inserted by the Company at a rate of not less than one of each type in every 30 samples. Repeats and re-splits of the sample rejects are being analyzed at a rate of not less than one sample in every 25 for each type. Samples are being assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements concerning the expected completion of a Preliminary Feasibility Study, the preparation of resource and reserve estimates, other goals or objectives, or the completion of work programs, relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates;(xi) reasonable contingency requirements; (xii) receipt of regulatory approvals on acceptable terms; and (xiii) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2010 Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

 ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net